Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

January 19, 2012

Interview with NYSE Euronext CEO Duncan Niederauer in Cinco Dias (January 19, 2012):

“Almunia will make a great mistake if he blocks the merger"

He doesn’t give up and is ready to fight till the end to get Brussels to approve the birth of the world’s biggest stock exchange. But he knows that time is running against him.

Bernardo de Miguel / Beatriz P. Galdón - Brusels, Madrid - 18/01/2012 - 07:00

He arrives and leaves in a rush, knowing that time is running out to save the business operation of his life. Duncan Niederauer, CEO of the stock exchange group that includes the markets of New York, Paris, Amsterdam and Lisbon among others (NYSE Euronext), is in Brussels yet again to try to convince the European Commission that the merger with Deutsche Börse is a “once in a lifetime” historic opportunity for the economy of the old continent. The Competition Commissioner Joaquín Almunia, however, seems ready to block the deal to avoid an alleged monopoly in the derivatives market. Faced with this threat, not even the relaxed atmosphere of the hotel in which we meet, nor the photos of Beyonce and Carlos Fuentes that decorate the cafeteria, seem to appease the anxious executive.

There is little time left to save the merger.

The deadline for the Commission is 9 February, but the Commissioners will meet on the 1st and we think they will discuss the merger at that meeting…so…

Almunia has only blocked one merger since he became Competition Commissioner and he is widely seen as open and liberal. What has happened in this case?

I think he and I have kept a good relationship throughout the process, but we have a fundamentally different philosophical approach when it comes to market definition. He supports the definition provided by his team, which I believe is completely unrealistic and incorrect.

Why is it incorrect?

The potential veto is based on a very narrow market definition. The case team wants to make everyone believe that the market is European rather than global. And that, despite everything that has happened since the beginning of the crisis, which you will have reported on for several years, the OTC market has nothing to do with stock exchanges. Of course, if you define the market that narrowly, considering only the European dimension and the stock exchanges, it is unsurprising that the case team raises competition concerns. For me it’s a very clear mistake.

Are you aware of any Commissioner who might oppose Almunia blocking the deal?

We are trying to convince the other Commissioners. We have met some of them and there is a lot of sympathy with our position. I won’t go into the detail of those conversations, but I can tell you that we have found a lot of support because the market definition is very, very incoherent with regards to reality.

10 years ago Brussels blocked the merger between Time Warner and EMI to maintain competition in the music industry where digital distribution channels were emerging. Is Brussels now ignoring the growth of alternative trading platforms?

It’s a good analogy. In fact, regulatory reform is going in that direction and everyone accepts the fast convergence of OTC and stock exchanges. That’s the view of Michel Barnier’s team, who are supposed to be the Commission experts in this area. But the Competition team believes they are two completely distinct markets.

But as you probably know, the Commission rarely goes against the Competition Commissioner.

Yes, I know. But we’re not giving up. We will fight till the end.

Will you appeal the decision if the Commission blocks the merger?

If the deal is blocked we will consider all options, including an appeal.

You didn’t foresee these obstacles. Did you misjudge the situation?

I have to confess that I would never have foreseen the merger to be blocked on the basis of arguments such as the market being European rather than global. I thought it was obvious to everyone. It seems to be to all but the DG Competition team. If I misjudged something, that was it.

A year of fighting off market opposition

In the past few weeks NYSE Euronext and Deutsche Börse have intensified contacts with the EU institutions to try and save their alliance to create the world’s biggest stock exchange. But their battle has actually been constant since they confirmed their plan on 9 February 2011. The main stumbling block has been the quasi-monopoly in the derivatives market that would emerge from the merger. The LSE and Nasdaq (which attempted an unsuccessful hostile bid for NYSE) have been the most active enemies trying to block the deal. Throughout these months Europe has suggested to NYSE and Deutsche Börse that they divest part of their derivatives business, but Duncan Niederauer, CEO of NYSE, excludes this possibility during the interview with CincoDías. "No, we won’t sell Liffe or Eurex", he stated yesterday alluding to the derivatives business of NYSE and DB respectively.

Meanwhile, the investment community have stopped believing in the creation of the world’s largest stock exchange. NYSE and Deutsche Börse is valued at 19% and 33% below the market prices of the time the deal was announced.

The merger had been designed with Deutsche Börse having a majority stake, which generated serious criticism by US investors. The German market would own 60% of the world’s biggest stock exchange, and NYSE Euronext 40%. The deal was valued at USD 9.53bn. If it fails, the consolidation landscape between the major stock exchanges will be left open again, just at a time when alternative trading platforms are increasing their market share at high pace.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

 Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.